UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Digirad Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

253827703

(CUSIP Number)

JEFFREY E. EBERWEIN

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253827703

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		304,340*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

304,340*
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

304,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 216,174 Shares underlying a certain call option exercisable within 60 days hereof.

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CUSIP No. 253827703

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As more fully described in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 9, 2020, certain construction subsidiaries of the Issuer (the “Borrowers”) had entered into a Revolving Credit Loan Agreement, dated June 30, 2017 (as amended, the “Premier Loan Agreement”) and a subsequent Extension and Modification Agreement, dated January 31, 2020, with Premier Bank (“Premier”) pursuant to which the amount of indebtedness evidenced by the promissory note under the Premier Loan Agreement was reduced from $3.0 million to $1.0 million ( the “Premier Loan”). The Premier Loan bears an interest rate of 5.75% per annum. As a condition to the Premier Loan Agreement, Mr. Eberwein had entered into a guaranty in favor of Premier, absolutely and unconditionally guaranteeing all of the Borrowers’ obligations thereunder.

Pursuant to a certain Participation Agreement by and between Mr. Eberwein and Premier, which was signed on March 31, 2020 and is effective as of March 26, 2020, Mr. Eberwein agreed to purchase a ratable participation in, and to assume a ratable part of, the aggregate maximum principal amount of the outstanding balance of the Premier Loan in the amount of $250,000.

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CUSIP No. 253827703

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2020

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

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